Exhibit (11)





                         PATRIOT TRANSPORTATION HOLDING, INC.
                      COMPUTATION OF EARNINGS PER COMMON SHARE
                                   (UNAUDITED)


                                                   THREE MONTHS
                                                 ENDED DECEMBER 31,
                                                  2002      2001

Net income                                   $  938,000   1,346,000

Common shares:

Weighted average shares
 outstanding during the
 period - shares used for
 basic earnings per share                    3,133,074    3,139,942

Shares issuable under stock
 options which are poten-
 tially dilutive                                22,480        2,098
Shares used for diluted earnings
 per share                                   3,155,554    3,142,040


Basic earnings per
 common share                                     $.30          .43

Diluted earnings
 per common share                                 $.30          .43


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